UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

ACP FUNDS TRUST

(Name of Subject Company (Issuer))

ACP FUNDS TRUST

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Gary E. Shugrue

President

Ascendant Capital Partners, LP

150 N. Radnor Chester Rd., Suite C-220

Radnor, PA 19087

(610) 688-4180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

April 1, 2013

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

ACP Institutional Series Strategic Opportunities Fund, a Series of ACP Funds Trust (“The Trust”)

Transaction Valuation: $14,725,616 (a) Amount of Filing Fee: $2,009.00 (b)

Total Filing Fee: $2,009.00

(a) Calculated as the aggregate maximum value of Shares being purchased.

(b) Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

___Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: SC TO-I

Filing Party: ACP Funds Trust

Date Filed: April 4, 2013

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on April 4, 2013 by ACP Funds Trust (the "Trust") in connection with an offer (the "Offer") by the Fund to purchase Shares (as defined below) in the Fund in an aggregate amount up to $14,725,616 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. As used in this final amendment to Schedule TO, the term “Shares” refers to the limited partnership shares in the Fund or fractions thereof that constitute the class, including fractions of Shares, of securities that is subject to the Offer, and includes all or some of a Partner’s Shares as the context requires. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed to the Statement on April 4, 2013.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Partners") that desired to tender a Share, or a portion thereof, for purchase were required to submit their tenders by 11:59 P.M., Eastern Time, on April 30, 2013.

2. As of April 30, 2013, twenty (20) Partners validly tendered Shares and did not withdraw such tenders prior to the expiration of the Offer. These validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of June 31, 2013 in the amount of $9,863,433.56.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to each of the Partners whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Two (2) Partners, whose tenders were accepted for purchase by the Fund, did not tender their entire Shares in the Fund, therefore, pursuant to the promissory notes issued to the Partners, the Fund paid those Partners 100% of the Partners' unaudited net asset value of the Shares tendered. Cash payments in the amount of the unaudited net asset value of the Shares tendered were wired to the account(s) designated by such Partners in their Letters of Transmittal on or about July 22, 2013.

Eighteen (18) Partners, whose tenders were accepted for purchase by the Fund, tendered their entire Shares in the Fund; therefore, pursuant to the promissory notes issued to the Partners, the Fund paid the Partners at least 95% of the Partners' unaudited net asset value of the Shares tendered (the "Initial Payment"). The Fund is to pay the Partners a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of June 31, 2013 (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (2) the Initial Payment. For this tender period, payments in the amount of 100% of the Partners' unaudited net asset value of the Shares tendered were wired to the account(s) designated by such Partners in their Letters of Transmittal on or about July 22, 2013; therefore no Post-Audit Payments will be made and the Partners were redeemed in full.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ACP STRATEGIC OPPORTUNITIES FUND II, LLC

By:	/s/ Gary E. Shugrue
Name:	Gary E. Shugrue
Title:	President and Chief Investment Officer

ASCENDANT CAPITAL PARTNERS LP

By:	/s/ Gary E. Shugrue
Name:	Gary E. Shugrue
Title:	Managing Member

July 31, 2013